Mail Stop 7010

            October 28, 2005

Mr. Michel Dumas
Executive Vice President, Finance and Chief Financial Officer
Tembec Industries, Inc.
800, Rene-Levesque Blvd., Suite 1050
Montreal, Qc, Canada H3B 1X9


	RE:	Form 40-F for Fiscal Year Ended September 25, 2004
		File No. 33-80178

Dear Mr. Dumas:

		We have reviewed your response and have the following additional comments.

Form 40-F for the Year Ended September 25, 2004

Financial Statements, page 40

Note 1 - Significant Accounting Policies, page 44

1. We have reviewed your response to comment two. Please clarify your response regarding the financing indicators discussed in SFAS
52. Specifically, please tell us why the presence of mill-specific operating loan facilities that are secured by inventories and/or receivables precludes your US and French operations from obtaining and servicing long-term loan facilities on a stand-alone basis.
In
this regard, please clarify whether your US and French operations would be able to service existing and normally expected debt obligations if they were each an independent business, unrelated to you and unaffected by the restrictions associated with your financing.

2. We also note that your US and French operations have incurred ongoing losses. Please tell us the amount and duration of these losses. Please also tell us whether the operating cash flows from your US and French subsidiaries are negative or positive.

3. With respect to the cash flow indicators in paragraph 42(a) of SFAS 52, please clarify how frequently, if at all, cash flows from your US and French subsidiaries are dividend-ed or loaned to the Canadian parent.

4. In addition, please provide us with your analysis of the intercompany transactions and arrangement indicators discussed in paragraph 42(f) of SFAS 52. Please specifically discuss the inter-relationship of operations between your US and French subsidiaries and the Canadian parent. Please note that this is distinct from decision-making autonomy. Please also provide us with quantitative information regarding the volume of intercompany transactions. Further, please provide us with total sales and operating expenses for your US and French subsidiaries.

Note 21 - Financial Instruments, page 73

5. We note your response to comment three. We note that the prices of your products are driven by US dollar reference prices. However, paragraph 15(b) of SFAS 133 provide an exception from the requirement to separate embedded foreign currency derivatives from a host contract only if the host contract is not a financial instrument and if it requires payments denominated in the currency in which the price of the related good or service that is acquired or delivered is routinely denominated in international commerce. Accordingly, please support your assertion that the exception in paragraph 15(b) applies to your situation by demonstrating to us that the prices of forest, paper and pulp products are routinely denominated in US dollars in international commerce. If forest, paper, and pulp products are sold by you, your competitors or others in currencies other than the US dollar, the exception in paragraph 15(b) would not apply. See footnote 6(b) to paragraph 15(b) of SFAS 133.

6. In addition, please tell us the following regarding your sales process:
* The length of time your sales contracts cover. For example, please clarify whether you enter into long-term sales contracts with your customers or whether your customers order products on an as-needed basis. Please tell us the length of time between when your customer orders your product and when you recognize revenue.
* Whether your sales contracts or customer orders represent firm commitments as defined in paragraph 540 of SFAS 133.

*    *    *    *


		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

    If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, me at (202) 551-3255.

								Sincerely,



								Nilima Shah
								Accounting Branch Chief

??

??

??

??

Mr. Michel Dumas
Tembec Industries, Inc.
October 28, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE